Computershare Trust Company of Canada 510 Burrard Street 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

October 5, 2006

Dear Sirs:

All applicable Exchanges and Commissions

Subject:

ARIZONA STAR RESOURCE CORP

(AMENDED)

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting (AMENDED)
2.	CUSIP/Class of Security entitled to receive notification	: 04059G 106/CA04059G 1063/COMMON
3.	CUSIP/Class of Security entitled to vote	: 04059G 106/CA04059G 1063/COMMON
4.	Record Date for Notice	: 27 Oct 2006 (AMENDED)
5.	Record date for Voting	: 27 Oct 2006 (AMENDED)
6.	Beneficial Ownership determination date	: 27 Oct 2006 (AMENDED)
7.	Meeting Date	: 29 Nov 2006
8.	Meeting Location	: Toronto, ON

Sincerely,

Brian Kim

Meeting Specialist

Client Services Department

Tel: 604.661.9400 Ext 4139

Fax: 604.661.9401